EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong first quarter 2023 results
Continue to progress critical energy infrastructure projects, while advancing $5+ billion asset divestiture program
CALGARY, Alberta – April 28, 2023 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its first quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, “First quarter 2023 results continue to demonstrate the resiliency of our business and our ability to generate sustainable cash flow growth while advancing our clearly defined funding program. Comparable EBITDA1 was $2.8 billion, up 16 per cent from first quarter 2022 and segmented earnings were $2.2 billion compared to $1.2 billion in first quarter 2022.” Poirier continued, “Our priorities for 2023 are clear – safely and reliably deliver essential energy across North America, advance our critical energy infrastructure projects and successfully execute our asset divestiture program to accelerate deleveraging objectives.”
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•First quarter 2023 results were underpinned by strong utilization and demand for our assets and services
◦NGTL System total deliveries averaged 14.5 Bcf/d, up compared to first quarter 2022
◦Throughput across U.S. Natural Gas Pipelines averaging 28.5 Bcf/d with several assets performing at near record levels during peak demand
◦U.S. Natural Gas Pipelines achieved a new all-time record for deliveries to LNG export facilities
◦Alberta cogeneration power plant fleet reached 100 per cent peak price availability in February
◦Bruce Power achieved 95 per cent availability
•First quarter 2023 financial results:
◦Net income attributable to common shares of $1.3 billion or $1.29 per common share compared to $0.4 billion or $0.36 per common share in first quarter 2022. Comparable earnings1 of $1.2 billion or $1.21 per common share compared to $1.1 billion or $1.12 per common share in 2022
◦Segmented earnings of $2.2 billion compared to segmented earnings of $1.2 billion in 2022 and comparable EBITDA of $2.8 billion compared to $2.4 billion in 2022
•Reaffirmed our 2023 financial outlook with comparable EBITDA expected to be five to seven per cent higher than 2022
•Declared a quarterly dividend of $0.93 per common share for the quarter ending June 30, 2023
•Dividend Reinvestment and Share Repurchase Plan (DRP) participation rate amongst common shareholders was approximately 38 per cent, resulting in $363 million reinvested in common equity from the dividends declared on February 13, 2023
•Continuing to advance our industry leading secured capital program, placing $1.4 billion of projects in service in first quarter 2023 and on track to place $6.0 billion in service during 2023
•Canadian Natural Gas Pipelines brought $1.1 billion of projects in service in first quarter 2023, enabling 700 MMcf/d of additional market access with an incremental 500 MMcf/d expected in second quarter 2023
•Placed Port Neches Link Pipeline System in service in March 2023 providing last mile connectivity to key demand markets
1 Comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares, Net income per common share and Net cash provided by operations, respectively. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.

•Acquired 155 MW Fluvanna Wind Farm for US$99 million in cash, before post-closing adjustments in Scurry County, Texas. Entered into an agreement to acquire 148 MW Blue Cloud Wind Farm for US$125 million in cash, before post-closing adjustments in Bailey County, Texas. Closing of the Blue Cloud acquisition is pending regulatory approval
•Received FERC approval for ANR Section 4 Rate Case on April 11, 2023
•Bruce Power Unit 3 removed from service March 1, 2023 to begin its Major Component Replacement (MCR) outage with return to service expected in 2026.

	three months ended March 31
(millions of $, except per share amounts)	2023	2022

Income
Net income attributable to common shares	1,313	358
per common share – basic	$1.29	$0.36

Segmented earnings
Canadian Natural Gas Pipelines	411	358
U.S. Natural Gas Pipelines	1,079	310
Mexico Natural Gas Pipelines	254	120
Liquids Pipelines	176	272
Power and Energy Solutions	252	76
Corporate	(2)	31
Total segmented earnings	2,170	1,167

Comparable EBITDA
Canadian Natural Gas Pipelines	740	644
U.S. Natural Gas Pipelines	1,267	1,107
Mexico Natural Gas Pipelines	172	148
Liquids Pipelines	317	329
Power and Energy Solutions	281	157
Corporate	(2)	3
Comparable EBITDA	2,775	2,388
Depreciation and amortization	(677)	(626)
Interest expense included in comparable earnings	(757)	(580)
Allowance for funds used during construction	131	75
Foreign exchange gains (losses), net included in comparable earnings	33	32
Interest income and other	42	35
Income tax (expense) recovery included in comparable earnings	(280)	(179)
Net income attributable to non-controlling interests	(11)	(11)
Preferred share dividends	(23)	(31)
Comparable earnings	1,233	1,103
Comparable earnings per common share	$1.21	$1.12

Net cash provided by operations	2,074	1,707
Comparable funds generated from operations	2,066	1,865
Capital spending[1]	3,033	1,737

Dividends declared
per common share	$0.93	$0.90

Basic common shares outstanding (millions)
– weighted average for the period	1,021	981
– issued and outstanding at end of period	1,023	983
1     Includes Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to the Financial condition – Cash (used in) provided by investing activities section for additional information.

CEO Message
Operational excellence drives 16 per cent increase in first quarter comparable EBITDA
First quarter 2023 results were underpinned by the strong demand for our assets and our ability to safely and reliably deliver essential energy services across North America. Comparable EBITDA was $2.8 billion, up 16 per cent compared to first quarter 2022, and segmented earnings were $2.2 billion compared to $1.2 billion in first quarter 2022. Comparable earnings per share for the quarter was $1.21, up eight per cent compared to $1.12 in first quarter 2022. Net income per common share was $1.29, up from $0.36 in first quarter 2022.
Reaffirming 2023 outlook and dividend declaration
We reaffirm our 2023 comparable EBITDA growth outlook of five to seven per cent relative to 2022, while comparable earnings per common share is expected to be modestly higher than 2022, showcasing the resiliency and sustainability of our earnings and cash flows. In addition, we expect capital spending in 2023 to continue to be $11.5 to $12.0 billion. Our 2023 outlook reflects our commitment to driving long-term growth and value for our shareholders. Based on the confidence of our business and growth outlook, TC Energy’s Board of Directors declared a quarterly dividend of $0.93 per common share for the quarter ending June 30, 2023, equivalent to $3.72 per common share on an annualized basis. We expect to continue to grow the common share dividend at an annual rate of three to five per cent, enabling our shareholders to benefit from our growth and success in the coming years.
Focusing on project execution: advancing industry leading secured capital program
Major project execution continues to be a central priority and during the quarter we made meaningful progress on the Coastal GasLink and Southeast Gateway pipeline projects, as well as advancing our MCR program at Bruce Power. We continue to advance our $34 billion secured capital program and have placed $1.4 billion of our planned $6.0 billion of projects in service in 2023, further supporting comparable EBITDA growth and deleveraging objectives.
Bruce Power achieved 95 per cent availability during the quarter. On March 1, Unit 3 was removed from service to begin its MCR outage. In addition, the Unit 6 MCR is proceeding on budget and schedule and is now in the final stages of the installation phase, which will be followed by commissioning. Unit 6 is expected to return to service in the fourth quarter of 2023, while Unit 3 has an expected return to service date in 2026.
The Southeast Gateway Pipeline project, our second offshore pipeline project in Mexico, continues to track to cost and schedule with a targeted in service date of mid-2025. As a result of our strategic partnership with the Comisión Federal de Electricidad (CFE), the first critical milestones were achieved in early 2023 with the acquisition of land for the main offshore pipe landfalls and compressor stations, as well as obtaining key federal environmental authorizations and local permits. We anticipate commencing onshore construction for our compressor stations this summer and offshore pipe installation toward the end of 2023. Critical long-lead items and the offshore vessel have been secured, pipe and equipment are being delivered, and approximately 70 per cent of total project costs are under fixed price contracts. Once complete, we expect that the project will play a critical role in advancing a reliable and secure energy transition in key demand centers in southeast Mexico.
Over the winter construction season, the Coastal GasLink project progressed in line with our revised cost and schedule and is now approximately 87 per cent complete. The entire project route has been cleared, grading is approximately 99 per cent complete, welding is approximately 95 per cent complete and we continue to target mechanical completion in late 2023. We are pleased to announce that construction has progressed through the winter on plan and the compressor station at Wilde Lake has commenced commissioning work, including the recent introduction of natural gas as part of the transition of the facility to operations. Despite the high elevation and winter conditions, we safely completed excavation of Cable Crane Hill ahead of schedule and are now installing the final pipe through this critical path section. More than 85 per cent of all classified water crossings on the project are now complete and, in the first quarter alone, we safely completed the Clore River, Crystal, Lamprey and Owen Creek crossings. To date, over 567 km of the approximately 670 km pipeline has been backfilled with restoration activities underway in many areas. At this stage, the majority of the long-linear pipeline installation is complete and activity is shifting toward discrete work fronts with high criticality. We continue to systematically mitigate the remaining execution risks and remain focused on executing the project on time and with the highest standards of safety, quality and environmental protection. At this time there is no change to the comprehensive cost and schedule risk analysis (CSRA) described in our 2022 Annual Report.
Following the December 2022 Milepost 14 incident on the Keystone Pipeline System, approximately 98 per cent of the released volume has been recovered and clean-up is approximately 90 per cent complete. The Keystone Pipeline System is operating at a reduced pressure while continuing to deliver our contracted volumes of approximately 585,000 Bbl/d. A Root Cause Failure Analysis has been conducted by an independent third party and findings have been posted to our website. Our focus remains on the safe operations of the system and remediation.
Progressing our $5+ billion asset divestiture program while maintaining our low-risk business profile
Our team remains laser focused on execution and managing capital spending while advancing our $5+ billion asset divestiture program to accelerate our deleveraging target and provide a source of funding for high quality growth opportunities. Our asset divestiture program is underway and we will be in a position to provide more details as the program progresses.
We continue to optimize system availability and throughput while simultaneously looking for new ways to maximize the value of our existing assets. The North American energy mix continues to evolve which will allow us to expand and extend our existing services and originate additional low-carbon solutions while living within our means. Our diverse and strategically positioned portfolio and ‘all of the above’ strategy will meet society’s needs, regardless of the pace or direction of the energy transition. Going forward, TC Energy will remain steadfast in prioritizing project execution, deleveraging and capital discipline while safely and reliably delivering the energy people need, every day.
Teleconference and Webcast
We will hold a teleconference and webcast on Friday, April 28, 2023 at 6:30 a.m. (MDT) / 8:30 a.m. (EDT) to discuss our first quarter 2023 financial results and company developments. Presenters will include François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No passcode is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/12502.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EDT on May 5, 2023. Please call 1.855.669.9658 and enter pass code 9998.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking, including the sustainability commitments and targets contained in our 2022 Report on Sustainability and our GHG Emissions Reduction Plan, and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2022 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our 2022 Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.
Non-GAAP Measures
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, the MD&A is included in this release. The MD&A can be found on SEDAR (www.sedar.com) under TC Energy's profile.
Media Inquiries:
Media Relations
media@tcenergy.com
403.920.7859 or 800.608.7859
Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403.920.7911 or 800.361.6522